PV Nano Cell Ltd.

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

September 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Melissa N. Rocha

Re:	P.V. Nano Cell Ltd.

Registration Statement on Form F-1

Submitted September 2, 2015

File No. 333-206723

Dear Ms. Rocha:

On behalf of P.V. Nano Cell Ltd., an Israeli corporation (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated September 16, 2015, regarding the Registration Statement on Form F-1, filed with the SEC on September 2, 2015 (File No. 333-206723) (the “Registration Statement”).

Concurrently with this response, the Company is also filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of Amendment No. 1, as well as a marked copy of Amendment No. 1 showing all changes from the Registration Statement.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Risk factors, page 6

1.        We note your response to comment four in our letter dated August 6, 2015. In regards to the preparation of your financial statements, we note that your U.S. GAAP expertise is limited to an outsourced financial consultant who adjusts and prepares your books according to U.S. GAAP. You note that this consultant has extensive experience in preparing financial statements in accordance with U.S. GAAP; however, it is not clear what additional qualifications this consultant has in preparing financial statements in accordance with U.S. GAAP. For example, it is not clear if this person holds a license such as Certified Public Accountant in the U.S., has attended U.S. institutions, or used extended educational programs that would provide enough of the relevant education relating to U.S. GAAP. In this regard, please provide a risk factor clearly discussing the level of U.S. GAAP expertise that the preparers of your financial statements have.

Company’s Response:

In response to the Staff’s comment, the Company has added a risk factor on page 22 of Amendment No. 1 with respect to the level of U.S. GAAP expertise possessed by the preparers of its financial statements.

Management’s Discussion and Analysis

Critical Accounting Policies

Share-Based Compensation and Liabilities, page 32

2.        We note your response to comment 11 in our letter dated August 6, 2015. Please address the following:

●	You present the ordinary share fair value both before and after the equity restructuring. Please clarify in your disclosures for which transactions you used each of these fair values;

●	Please help us better understand how you determined the impact of the equity restructuring on the fair value of your ordinary share. Please help us better understand how the restructuring resulted in such a significant increase on a per share basis given that there was also a corresponding increase in the number of ordinary shares as a result of the restructuring; and

●	In order to estimate the fair value of your ordinary share subsequent to the equity restructuring, you relied upon the ordinary share valuation established in your November 26, 2014 financing round. In July and August 2015, you completed additional unit offerings for a price of $1.50 per unit. Please help us better understand these financings impacted your determination of the fair value of your ordinary shares. Please address how you arrive at an implied fair value of your ordinary shares based on these financings.

Company’s Response:

●	In response to the Staff’s comment, the Company has added disclosure on page 32 of Amendment No. 1 to describe the transactions for which it used the fair value of its ordinary shares, as determined prior to and after the November 26, 2014 restructuring, namely: (1) the deemed dividend for shareholders and (2) the stock based compensation to employees and warrant holders as a result of the restructuring.

●	The impact of the equity restructuring on the fair value of the Company’s ordinary was determined as follows:

In November 2014, immediately prior to the consummation of our private placement of units consisting of one ordinary share and a warrant to purchase one ordinary share (each a “Unit”) at a price of $1.50 per Unit (the “Private Placement”), we performed an equity restructuring in which we converted 8,624,145 Preferred A-1, A-2, B-1 and B-2 shares, constituting of our entire issued Preferred Share capital, into 8,624,145 Ordinary Shares. No additional consideration was provided by any shareholder for such conversion. The restructuring eliminated all liquidation preferences with respect to our outstanding share capital. Prior to the restructuring, in the case of a liquidation event (as defined in the our then existing Articles of Association), the holders of our then outstanding: (1) Series B Preferred Shares would have been entitled to a liquidation preference, to be paid before any payment is made in respect of any other securities of the Company, in an amount equal to the original issue price of the Series B Preferred Shares plus 8% interest, compounded annually; and (2) Series A Preferred shares would have been entitled to a liquidation preference, to be paid after the holders of the Series B Shares would have received their liquidation preference in full but before any payment would have been made in respect of any other securities of the Company, in an amount equal to the original issue price of the Series A Shares. The equity restructuring did not change the Company's value; however, the elimination of the liquidation preference resulted in an increase of the ordinary share fair value from $0.51 to $1.05.

●	In order to estimate the fair value of our ordinary shares subsequent to the equity restructuring, we relied upon the ordinary share valuation established in the November 26, 2014 financing round. The July and August 2015 equity issuances were made pursuant to, and as a part of, the Private Placement and were on identical terms (including with respect to price per Unit). Therefore, we determined that such subsequent closings of our Private Placement did not result in any further changes to the estimated fair value of our ordinary shares. The Company, with the assistance of a third party, determined the fair value of each share class prior and subsequent to the equity restructuring. The Company determined the implied fair value of the ordinary shares as follows:

Step 1: Ordinary share value post-restructuring

The restructuring in November 2014 occurred simultaneously with the Private Placement. The price for each Unit sold in the Private Placement was $1.50 and consisted of one share of the Company's ordinary share and one warrant to purchase an ordinary share at an exercise price of $1.50 per warrant. The Company based the value of its ordinary share post-restructuring on the November 2014 investment.

The Company valued the ordinary share post-restructuring by separating the value of the ordinary share included in a Unit from the value of a warrant included in a Unit by using the Black and Scholes model. Based on the application of such model, the Company determined that the portion of the $1.50 purchase price per Unit attributable to the common share portion of such Unit was $1.05 and the portion attributable to the warrant portion of such Unit was $0.45.

Step 2: Company value post-restructuring

In order to determine the Company’s valuation following the restructuring, we multiplied the total number of outstanding common shares by $1.05 (ordinary share value) and multiplied each outstanding warrant and option to purchase one ordinary share by its fair value and added the two figures.

Step 3: Company value pre-restructuring

Since the value of the Company did not change as a result of the restructuring, we used the post-restructuring value to determine the pre-restructuring value by subtracting the investment amount from the post- restructuring value.

Step 4: Ordinary share value pre-restructuring

We used the pre-restructuring Company value (calculated as described in step 3 above) and applied the option pricing model in order to value the pre-restructuring ordinary share value. The Company value pre-restructuring is equal to the value of each type of share (preferred and ordinary) multiplied by the total number of such outstanding shares (preferred and ordinary). The pre-restructuring Company value was allocated between the ordinary shares and preferred shares, in which the preferred shares were determined to have a greater value than the ordinary shares since the preferred shares were entitled to a liquidation preference.

Note 9. Share Capital, page F-24

3.        We note your response to comment 17 in our letter dated August 6, 2015. Please expand your disclosures on page F-25 to discuss the specific terms and features of the warrants that resulted in liability accounting versus equity accounting pursuant to ASC 815 and ASC 480. In addition, please help us better understand how you determined that these warrant liabilities should be classified as long-term pursuant to ASC 210-10-45. Please specifically address what consideration you gave to the warrants currently being exercisable in determining the appropriate classification.

Company’s Response:

In response to the Staff’s comment, the Company revised Note 9a to include additional disclosure pertaining to the specific terms and features of the warrants that resulted in liability accounting.

The warrants issued in connection with the November 26, 2014 private placement are redeemable by their holders, in cash, upon the occurrence of certain fundamental transactions, such as a change in control, including a change in control which the Company is not a party to the agreement (for example a sale of shares by its shareholders), which are not within the control of the Company. The redemption price of the warrants is determined to be a cash amount equal to the Black-Scholes value thereof, determined as of the day immediately following the public announcement of the applicable fundamental transaction, or, if the fundamental transaction is not publicly announced, the date that the fundamental transaction is consummated. In accordance with ASC 480, the Company recorded the warrants as a liability.

With respect to the consideration given to the warrant classification as a long-term liability, the Company believes that the occurrence of the fundamental transactions defined in the warrant agreement that may lead to liquidation are not expected to occur in the 12 months following the balance sheet date; therefore, the Company classified the warrants liability as a long-term liability in accordance with ASC 210-10-20. The reasons that the Company does not expect that such fundamental transactions will occur during 2015 are that the Company is in the process of registration of its shares, and the private placement initiated in November 2014 has not yet closed, as such no change in control transactions by the current shareholders is expected to occur during 2015.

4.        We note your response to comment 18 in our letter dated August 6, 2015. Your disclosures do not address the terms and features that have resulted in you presenting the capital note at fair value in accordance with ASC 825, especially given that this is a cash- settled note. Please further expand your disclosures.

Company’s Response:

In response to the Staff’s comment, the Company advises the Staff that the cash settled capital note is in an aggregate principal amount of $100,000, and will become due and payable upon the earliest of: (i) an M&A Transaction, (ii) a qualified IPO (as defined in the agreement) or (iii) an equity financing by the Company resulting in aggregate gross proceeds of at least $6,000,000. The cash settled capital note meets the definition of financial liability in accordance with ASC 825-10-20. As such the Company elected to present the capital note in fair value in accordance with ASC 825-10-15-4. The Company elected to present the capital note at fair value, as the fair value reflects the different probabilities of the triggering events to occur, which the Company believes is a more relevant presentation measure to the readers of its financial statements.

The Company has also revised the disclosure under Note 9h on page F-29 of Amendment No. 1 to more specifically describe its presentation of the capital note at fair value in accordance with ASC 825-10-15-4.

5.        We note your response to comment 19 in our letter dated August 6, 2015. Please help us better understand how the amount of the deemed dividend was determined. Refer to ASC 260-10-S99-2.

Company’s Response:

In response to the Staff’s comment, the Company advises the Staff that, as part of the Company’s private placement completed in November 2014, the investors in such private placement required, as a condition to their investment, that the Company complete an equity restructuring, whereby the preferred shareholders agreed to waive their rights regarding their liquidation preference payable only upon liquidation of the Company, while maintaining all other rights with regard to such shares. Therefore, the Company affected an equity restructuring under which all of the Company's preferred shares were converted into ordinary shares at a one-to-one ratio.

It is noted that the effective amendment resulting from the conversion of the preferred shares to ordinary shares is solely the termination of the liquidation preferences. Other rights including voting rights, dividend rights and Board of Directors nominations were not modified as a result of the equity restructuring. The Company considered the change and determined the amendment as a modification.

The Company's approach to the equity restructuring was in accordance with the model for modifications of stock-based compensation arrangements classified as equity under ASC 718-20-35. Under that model, the incremental fair value from the modification (the difference in the fair value of the instrument the moment before and the moment after the modification) is recognized. This modification referenced above is excluded from ASC 260-10-S99-2.

ASC 718-20-35-6 provides that accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification. Based in part on a valuation prepared by a third-party valuation firm, the Company determined the fair value prior to and subsequent to the restructuring to be as follows:

	Fair value of ordinary shares prior to the equity restructuring	Fair value of ordinary shares after the equity restructuring
Preferred B2 shares	$1.75	$1.05 (**)
Preferred B1 shares	$1.53	$1.05 (**)
Preferred A2 shares	$0.96	$1.05 (**)
Preferred A1 shares	$0.76	$1.05 (**)
Ordinary shares	$0.51	$1.05

(**) Represents the fair value of an ordinary share as preferred shares were converted to ordinary shares, on a one-to-one ratio, as part of the equity restructuring.

As shown in the table above, Preferred B share fair value decreased as a result of the equity restructuring while Preferred A shares and ordinary shares fair value increased. This is as a result of the elimination of the liquidation preferences. Holders of preferred B shares would have been entitled to a liquidation preference, to be paid before any payment is made in respect of any other securities of the Company, an amount equal to the original issue price of the preferred B shares plus 8% interest, compounded annually.

The Company calculated the fair value of the investment prior and subsequent to the equity restructuring per investor (by multiplying the share number and share type the investor holds and the fair values in the table above before and subsequent to the equity restructuring). Deemed dividend was recorded only in cases where the total investment value per investor increased, resulting in a deemed dividend in a total amount of $1.8 million.

Signatures, page II-6

6.        We note your response to comment 20 in our letter dated August 6, 2015. Please revise this section to indicate that your registration statement is also signed by your principal financial officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement.

Company’s Response:

In response to the Staff’s comment, the Company has revised Amendment No. 1 to clarify that it has been executed by Dr. Fernando de la Vega in his capacity as the Company’s Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

The Company acknowledges that:

●	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you in advance for your consideration of this response. If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (+972) (54) 654-6881 or Robert L. Grossman, Esq. or Victor Semah, Esq. of Greenberg Traurig, LLP, the Company’s outside counsel, at (305) 579-0756 or (305) 579-0577, respectively.

Sincerely,

/s/ Dr. Fernando de la Vega
Dr. Fernando de la Vega
Chief Executive Officer and Chairman

cc:	Pamela Long,
Sherry Haywood,
Nudrat Salik,
Craig Slivka,
Securities and Exchange Commission

Robert L. Grossman, Esq.,
Victor Semah, Esq.,
Greenberg Traurig, LLP

Enclosures